Securities and Exchange Commission
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FEB 2 4 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Powder Point Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Ridge Road
(No. and Street)

marshfield (City) MA (State) 02050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Kelly 781-264-6045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) IN (State) 47909 (Zip Code)

SEC Mail Processing
FEB 2 4 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marjorie Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Powder Point Financial, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marjorie Kelly
Signature

President
Title

Lori A Manning
Notary Public

LORI A. MANNING
Notary Public
Commonwealth of Massachusetts
My Commission Expires December 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Powder Point Financial, LLC

Report on Audit of Financial Statements

December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Powder Point Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Powder Point Financial, LLC, as of December 31, 2019, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Powder Point Financial, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Powder Point Financial, LLC's management. My responsibility is to express an opinion on Powder Point Financial, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Powder Point Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule l, Computation of Net Capital Under SEC Rule 15c3-1, Schedule ll, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (k)(2)(i) and Schedule lll, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (k)(2)(i) have been subjected to audit procedures performed in conjunction with the audit of Powder Point Financial, LLC's financial statements. The supplemental information is the responsibility of Powder Point Financial, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule l, Computation of Net Capital Under SEC Rule 15c3-1, Schedule ll, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (k)(2)(i) and Schedule lll, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (k)(2)(i) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
January 28, 2020

POWDER POINT FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

	ASSETS
ASSETS	
Cash	$30,076
Other assets	$1,878
TOTAL ASSETS	**$31,954**
	LIABILITIES AND STOCKHOLDERS EQUITY
LIABILITIES	
Accounts Payable	$6,000
TOTAL LIABILITIES	**$6,000**
MEMBER'S EQUITY	
Member's Equity	$25,954
TOTAL MEMBER'S EQUITY	**$25,954**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$31,954**

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL LLC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2019

REVENUE	
Fees Revenue	$354,375
TOTAL REVENUE	**$354,375**
EXPENSES	
Regulatory Fees	$2,725
Professional Fees	$6,250
Insurance	$1,014
Office Expenses	$1,491
TOTAL EXPENSES	**$11,480**
NET INCOME	**$342,895**

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2019

MEMBER'S EQUITY AT BEGINNING OF YEAR	$13,121
Net Income (Loss)	$342,895
Member Contributions	
Member Distributions	$330,063
MEMBER'S EQUITY AT END OF YEAR	$25,954

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Net Income	$342,895
Adjustments made to reconcile	
net income to net cash provided by:	
Operating Activities:	
Accounts Receivable	$1,615
Prepaid Expense	$263
Accounts Payable	$414
Net Cash Provided by Operating Activities	$341,431
Cash Flows From Investing Activities	
Member Distributions	-$330,063
NET INCREASE IN CASH	$11,368
CASH AT BEGINNING OF YEAR	$18,708
CASH AT END OF YEAR	$30,076

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Powder Point Financial, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. At no time in 2019 did these balances exceed FDIC insured limits.

e. Revenue Recognition—Fee revenue includes recurring consulting fees that are paid during the engagement, and success fees earned on completed placement transactions. Consulting fees are recognized at the time of services performed and success fees when the engagement is completed.

On May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with this pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: CONCENTRATIONS The Firm's revenues may be derived from retainer fees and finder's fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. The Firm's revenues may also be derived from retainers for marketing efforts on behalf of investment advisors. These marketing efforts may include identification of asset class market trends; identification of strategic seminars and conferences for investment advisors to attend/sponsor/speak; and identification of targeted markets for investment. Revenues can be concentrated to a small number of customers.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2019, net capital as defined by the rules, equaled $24,076. The ratio of aggregate indebtedness to net capital was 24.92%. Net capital in excess of the minimum required was $19,076.

NOTE 4: INCOME TAXES

The Firm has elected to be treated as a Limited Liability Company under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2019.

The firm's federal and state income tax returns for 2016 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of

FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FILING REQUIREMENTS There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

POWDER POINT FINANCIAL LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL	
Total Ownership equity from Statement of Financial Condition	**$25,954**
less nonallowable assets from statement of financial condition	**$1,878**
Net capital before haircuts on securities positions	**$24,076**
Haircuts on securities positions	**$0**
NET CAPITAL	**$24,076**
Aggregate Indebtedness	**$6,000**
Net Capital Required based on aggregate indebtedness (6-2/3%)	**$396**
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement of reporting broker dealer	**$5,000**
Excess Net Capital	**$19,076**
COMPUTATION OF AGGREGATE INDEBTEDNESS	
(A) - 10% of total aggregate indebtedness	**$600**
(B) - 120% of minimum net capital requirement	**$6,000**
Net Capital less the greater of (A) or (B)	**$18,076**
Percentage of Aggregate Indebtedness to Net Capital	**24.92%**

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019, there were no material differences between audited net capital above and net capital as reported on the Firm's Part I (Unaudited) FOCUS report.

POWDER POINT FINANCIAL LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (k)(2)(i)
FOR THE YEAR ENDED DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Powder Point Financial, LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

POWDER POINT FINANCIAL LLC
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (k)(2)(i)
FOR THE YEAR ENDED DECEMBER 31, 2019

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Powder Point Financial, LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Powder Point Financial, LLC, identified the following provision of 17 C.F.R. § 15c3-3(k) under which Powder Point Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), and (2) Powder Point Financial, LLC stated that Powder Point Financial, LLC has met these exemption provisions throughout the most recent fiscal year ended December 31, 2019, without exception. Powder Point Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Powder Point Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
January 28, 2020

Powder Point Financial LLC
61 Ridge Road
Marshfield, MA 02050
powderpointfinl@gmail.com
781-264-6045
FAX: 781-319-2104

January 22, 2020

SEC

Dear Sir/Madam:

Powder Point Financial LLC claims an exemption from Rule 15c3-3 based upon the provisions of 15c3-3(k) (2) (i) (the Customer Protection Rule). Powder Point Financial LLC will not hold customer funds or safekeep customer securities.

Powder Point Financial LLC has met these exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

Very truly yours,

Marjorie A. Kelly

Marjorie A. Kelly
President